

November 2, 2012

<u>Via E-mail</u>
Mr. Matthew J. Desch
Director and Chief Executive Officer
Iridium Communications Inc.
1750 Tysons Boulevard, Suite 1400
McLean, Virginia 22102

> **Re: Iridium Communications Inc.**
> **Schedule TO-I**
> **Filed on October 2, 2012**
> **File No. 005-83853**

Dear Mr. Desch:

We have reviewed your filing and have the following comment.

<u>General</u>

1. In your Form 8-K filed on November 1, 2012, you disclose that the financial statements incorporated by reference into your Schedule TO and disseminated to security holders in summary form should no longer be relied upon. Please amend your schedule to include this information. Please also tell us what consideration you have given to disseminating corresponding disclosure to security holders (including the effect of your estimated adjustments on all disclosure required by Item 1010(a) of Regulation M-A) and extending your tender offer so that at least five business days remain in the offer following dissemination. We remind you that you are responsible for determining whether the offering document and schedule contain any untrue statements of material fact or omit information necessary to make the information contained therein not misleading.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Brian F. Leaf, Esq.
Cooley LLP